EXHIBIT 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

June 30, 2011

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited interim consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the three and six months ended June 30, 2011 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), as defined by Part V of the Canadian Institute of Chartered Accountants Handbook, which, in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated interim financial statements for the three and six months ended June 30, 2011 are described below and should be read in conjunction with TransCanada’s audited consolidated financial statements for the year ended December 31, 2010, and TransCanada’s U.S. GAAP reconciliation for the year ended December 31, 2010 and TransCanada’s unaudited consolidated interim financial statements for the three and six months ended June 30, 2011 prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2011	2010	2011	2010
Net Income in Accordance with Canadian GAAP	395	317	860	651
U.S. GAAP adjustments:
Unrealized loss/(gain) on natural gas inventory held in storage(1)	1	(5)	(1)	19
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	-	1	-	(6)
Tax recovery due to a change in tax legislation not fully enacted(2)	(1)	(1)	(3)	(3)
Net Income in Accordance with U.S. GAAP	395	312	856	661
Less: net income attributable to non-controlling interests	(28)	(22)	(64)	(53)
Net Income Attributable to Controlling Interests	367	290	792	608
Less: preferred share dividends	(14)	(10)	(28)	(17)
Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP	353	280	764	591

Other Comprehensive (Loss)/Income in Accordance with Canadian GAAP	(30)	99	(86)	(66)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability(3)	3	1	5	2
Change in equity investment funded status of postretirement plan liability	1	2	5	3
Other Comprehensive Loss in Accordance with U.S. GAAP	(26)	102	(76)	(61)
Less: other comprehensive (income)/loss attributable to non-controlling interests	(5)	2	(8)	3
Other Comprehensive Loss Attributable to Controlling Interests in Accordance with U.S. GAAP	(31)	104	(84)	(58)

Comprehensive Income Attributable to Controlling Interests in Accordance with U.S. GAAP	336	394	708	550

Net Income per Share in Accordance with U.S. GAAP, Basic and Diluted	$0.50	$0.41	$1.09	$0.86

Condensed Balance Sheet in Accordance with U.S. GAAP

(unaudited) (millions of Canadian dollars)	June 30, 2011	December 31, 2010
Current assets(1)(4)	2,273	2,711
Long-term investments(4)	4,956	4,775
Plant, property and equipment(4)	30,825	30,987
Goodwill(4)	3,351	3,457
Regulatory assets(3)(4)	1,620	1,699
Intangibles and other assets (3)(4)(5)	1,448	1,512
	44,473	45,141

Current liabilities(2)(4)	4,163	5,316
Deferred amounts(3)(4)	697	728
Regulatory liabilities(4)	334	308
Deferred income taxes(1)(3)(4)	3,307	3,169
Long-term debt and junior subordinated notes(4)(5)	17,858	18,115
	26,359	27,636
Equity:
Common shares	11,973	11,745
Preferred shares	1,224	1,224
Contributed surplus	380	349
Retained earnings(1)(2)	4,448	4,273
Accumulated other comprehensive (loss)/income(3)(6)	(1,327)	(1,243)
Non-controlling interests	1,416	1,157
	18,114	17,505
	44,473	45,141

(1)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(2)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(3)
Represents the amortization of net loss and prior service cost amounts recorded in Accumulated Other Comprehensive (Loss)/Income (AOCI) for the Company’s defined benefit pension and other postretirement plans that have been previously recorded under U.S. GAAP.

(4)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis of accounting whereby the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s Canadian GAAP audited consolidated financial statements for the year ended December 31, 2010.

As a consequence of using equity accounting for certain of these joint ventures under U.S. GAAP, the Company is required to reflect an additional liability of $137 million at June 30, 2011 (December 31, 2010 - $150 million) for certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

U.S. GAAP requires the disclosure of the difference, if any, between the carrying value of the investment and the investor’s underlying equity in the net assets of the investee on an ongoing basis, rather than only at the date of purchase as required under Canadian GAAP.  At June 30, 2011, the difference between the carrying value of the investment and the underlying equity in the net assets of Northern Border Pipeline Company and Bruce Power is US$121 million (December 31, 2010 - US$121 million) and $818 million (December 31, 2010 - $783 million), respectively.  This difference is primarily due to goodwill of Northern Border and the fair value assessment of assets at the time of acquisition of Bruce Power.

(5)	In accordance with U.S. GAAP, debt issue costs are recorded as an asset rather than being included in Long-Term Debt as required by Canadian GAAP.

(6)
At June 30, 2011, AOCI in accordance with U.S. GAAP is $356 million (December 31, 2010 - $366 million) higher than under Canadian GAAP.  The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.  At June 30, 2011, AOCI attributable to Non-controlling Interests (NCI) of $3 million (December 31, 2010 - $11 million) is included in NCI.

Hedging Instruments and Activities

U.S. GAAP disclosures regarding derivatives are intended to provide additional information about the effect derivatives and hedging activities have on an entity’s financial position, financial performance and cash flows.  Much of the disclosure is provided in the Company’s unaudited consolidated interim financial statements at June 30, 2011 and audited consolidated annual financial statements at December 31, 2010 prepared under Canadian GAAP.  Additional required information is provided below.

Derivatives in Cash Flow and Net Investment Hedging Relationships

	Cash Flow Hedges								Net Investment Hedges
Three months ended June 30	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
(unaudited) (millions of Canadian dollars, pre-tax)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Change in (losses)/gains on derivative instruments recognized in Other Comprehensive Income (effective portion)	(46)	7	(14)	(5)	(1)	10	(3)	(83)	32	(113)
Reclassification of (losses)/gains on derivative instruments from AOCI to earnings (effective portion)	(8)	(10)	24	11	-	-	8	12	-	-
Gains/(losses) on derivative instruments recognized in earnings (ineffective portion and amount excluded from effectiveness testing)	1	7	1	-	-	-	-	-	-	-

	Cash Flow Hedges								Net Investment Hedges
Six months ended June 30	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
(unaudited) (millions of Canadian dollars, pre-tax)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Change in (losses)/gains on derivative instruments recognized in Other Comprehensive Income (effective portion)	(99)	(91)	(25)	(41)	(7)	23	(3)	(96)	100	(28)
Reclassification of gains/(losses) on derivative instruments from AOCI to earnings (effective portion)	21	(22)	52	12	-	-	17	25	-	-
(Losses)/gains on derivative instruments recognized in earnings (ineffective portion and amount excluded from effectiveness testing)	-	(1)	(1)	-	-	-	-	-	-	-

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at June 30, 2011, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position was $96 million, for which the Company has provided collateral of $5 million in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on June 30, 2011, the Company would have been required to provide additional collateral of $91 million to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet its contingent obligations should they arise.

Income Taxes

At June 30, 2011, the total unrecognized tax benefit of uncertain tax positions is approximately $60 million (December 31, 2010 - $62 million). TransCanada recognizes interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the six months ended June 30, 2011 is $2 million of interest revenue and nil for penalties (June 30, 2010 - $3 million for interest expense and nil for penalties). At June 30, 2011, the Company had $17 million accrued for interest expense and nil accrued for penalties (December 31, 2010 - $19 million accrued for interest expense and nil accrued for penalties).

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $19 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Future Accounting Changes

In May 2011, the Financial Accounting Standards Board issued new guidance on “Comprehensive Income” which requires further disclosure of items reclassified from other comprehensive income to net income.  This guidance is effective for interim and annual periods beginning after December 15, 2011.  The Company will adopt these standards for its 2012 interim reporting by expanding its disclosure of other comprehensive income and net income.